Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is a transcript of the 2016 Bank of America-Merrill Lynch Leveraged Finance Conference combined session by CenturyLink, Inc. and Level 3 Communications, Inc.:

CenturyLink, Inc. NYSE:CTL

Company Conference Presentation

Tuesday, November 29, 2016 3:50 PM GMT

Presentation

Gerald Walker

[Audio Gap]

Finance conference. This session will be a joint presentation by CenturyLink and Level 3 Communications. As you know, CenturyLink and Level 3 announced a merger agreement where CenturyLink would acquire Level 3 in a cash and stock transaction, with CenturyLink planning to raise $8 billion of secure debt to fund the cash portion of the merger.

My name is Gerry Walker and I run Global — or I’m the Head of Global Credit Sales at Bank of America Merrill Lynch, and I have the pleasure of introducing our speakers today. First is Stewart Ewing, CFO of CenturyLink; Sunit Patel, CFO of Level 3 Communications; and Mark Stoutenberg, Level 3’s Director of Investor Relations. All right. Guys?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Thank you. We appreciate you taking time out of your day just to spend a few minutes with us this morning. We have just a very short presentation we’ll run through, and then we’ll be happy to take any questions that you may have.

So we are very, very excited at CenturyLink about the transaction with Level 3, and to us, it brings together 2 companies that really have a shared vision in terms of the way — the manner in which we conduct business, the way we serve customers. We think that together, we really have a strong opportunity to grow the business sector, which is the largest — will represent most of the revenue that we have.

So our — on a pro forma basis, business revenue will be about $19 billion, which is 76% of consolidated revenue. The other 24% basically is the consumer business, that most of which is the legacy Qwest business. The transaction increases our network by about 200,000 route miles of fiber including 64,000 route miles in more than 350 metropolitan areas and 33,000 subsea fiber route miles as well.

The increase in our buildings, home network, will be about 75% to about 75,000 total buildings, including 10,000 in EMEA and Latin America. Pro forma revenue again will be about $26 billion and adjusted EBITDA, including synergies, will be about $11 billion, so a very strong financial profile going forward. The transaction we expected to be accretive to free cash flow in the first year following close of about 10% or better, and we think that it will be significantly accretive to free cash flow as we basically are able to achieve the synergies that we expect to get.

One of the advantages that we’ll have are the utilization of the almost $10 billion of net operating loss carryforwards that Level 3 brings with it, which will significantly, again, increase our free cash flow the first 4 years or so after the transaction close. Our leverage will be about 3.7x net at close, which we expect to get down to about 3x about 4 years out or so, and 3x is still the financial target that we’ll maintain going forward. Again, it’s very accretive to our existing growth profile, and we think there are a number of really upside opportunities that we have that we can address together.

We expect to have about $975 million of synergies on a run-rate basis. $850 million of those synergies will be operating expenses and about $125 million synergies from a CapEx standpoint, and the beauty about this transaction and about these 2 companies is we both had significant experience and been very successful in terms of integrating a number of acquisitions over the years and achieving the synergies that we announced.

So I’ll turn it over to Sunit and he’s going to run through the last part of the presentation.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Okay. Thank you, Stewart. So I think this map here really represents the connectivity that the combined company has. And if you look at this especially in the U.S., a substantial long-haul and metropolitan fiber footprint covering most of the large cities of the U.S. and with it significant areas of savings that come from this combined network that I’ll talk about.

In addition, if you look at outside the U.S., with Level 3, networks in Europe, in Latin America, both metropolitan, fiber networks, long-haul networks, Asia, parts of Africa and also vast subsea footprint. And so when you put all of that together, our ability to serve businesses in these geographies is unmatched, especially in the U.S. and really, as Stewart pointed out, it’s a transformational combination and changes the industry landscape with a lot of buildings on that, but more importantly, a very large addressable market for enterprises that is in the vicinity, in the neighborhood of our network. So it gives us a very substantial addressable market that’s in the neighborhood of our network that we can get to quite profitably.

Stewart’s covered this point, so I won’t spend too much time on it, but the key here is, and I’ll underline this on the next slide, is that 76% of the combined companies revenue is business revenue, which is enterprise carrier-type revenue, and the consumer business is 24%. So it really is — becomes the primary business of the company going forward.

And then this chart here, I think, illustrates that a little better. When you look at the amount of revenue for the combined company that comes from the enterprise of that business revenue for us, as a combined company, it’s 76%. If you look at the other 4 large players, AT&T, Verizon, Charter and Comcast, you can see that the percent of their revenue that comes from the enterprise market is quite a bit smaller, generally in the teens. In the case of Comcast, 6%. So from a customer’s perspective, this is our primary business, and obviously, that’s a key message to our customers, and we think that’s a plus.

From a size perspective, this combination makes us the second largest provider to enterprises in the U.S., as you see on the chart to the right, which I think helps a lot for us to be able to do more for our customers, better branding, better presence in more places, and that scale is important, not just from a synergy perspective, but also in terms of what we can do for our customers from a range of products and services and the geographies that we can serve them in.

The synergies Stewart talked about, I’ll just touch on this briefly, which is that the operating expense synergies, $850 million, close to half or a little less than half, I would say, is from network expense synergies. So both of us can utilize each others network and reduce our off-net expenses by putting their traffic on net to us. So that’s a big part of the operating expense synergies.

Then, you have the other classic synergies with respect to corporate overhead, IT, purchasing, so they’ll be both headcount-related, non-headcount-related. It’s part of the $850 million. I think if you look at these synergies compared to the revenues of the company or the operating expense of the company and compared to what we’ve done previously, we think these are very, very achievable within the timeline that we’ve talked about, which is for the operating expense synergies, 80% of the run rate within 3 years.

The $125 million of CapEx synergies, we’ll obviously be working on to try and achieve fairly quickly just combining the purchasing power of both companies. Integration cost, which would happen over a period of 2 or 3 years, with the bulk of them — of the $685 million within the first couple of years, and this is to consolidate a lot of the systems, people, processes. So about $685 million of integration synergies.

Moving to leverage and financial policy. I think the key point here that Stewart talked about, that we really, really want to underline is our long-term leverage ratio is 3.0. We start at about 3.7x pro forma for synergies, but our clear objective is to take that down to 3.0. That comes from essentially 2 things, EBITDA growth and some reduction of debt.

One example of that is the last bullet point here, which is the proceeds from the sale of the data centers that CenturyLink announced here recently. But the key here is, I think as you look at us from a credit perspective, this combination improves the dividend coverage quite substantially and still leaves us with discretionary cash flow. And we think that with the EBITDA growth driven by revenue growth and the enterprise business, combined with the synergies, when you add all of that together, we should be able to drive pretty good EBITDA growth, which is the main driver of bringing the leverage down. But in addition, we’ll have discretionary cash flow also to pay down debt. So that’s a key point for us over the next few years.

The — when we move to the closing time line, I think we generally expect the transaction to close somewhere late in the third quarter of next year. We’ve got to go through several regulatory approvals. HSR clearance from the Department of Justice, FCC, various national security — I mean, national security approvals, state POCs approvals in international geographies, and obviously, approval by both sets of shareholders, and we think that sitting here in December, we continue to feel good about this timeline that we talked about at the announcement of the transaction.

And I think with that, we can turn it over to questions. I’ll turn it over to Mark Stoutenberg [indiscernible].

Question and Answer

Mark Stoutenberg

Sure. If you have a question, you can raise your hand. Are there microphones in the room? So there are microphones in the room. So please wait for a microphone, and then ask your question. Does anybody have a question? Up in the front, second row.

Unknown Analyst

Sunit, on the data center sale, can you talk to sort of net proceeds of taxes and how it all is going to be allocated? Use of proceeds net of taxes? And also, just more specifically, can you talk about how this transaction makes sense in terms of how the businesses truly complement each other, where the links will be? Yes. Can you cover those things?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

I’ll let Stewart talk about the data center, and I’ll answer the second question on the complimentary.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So in terms of the data centers, we expect the net proceeds to be about $1.5 billion to $1.7 billion. In addition to that, we’ll have a 10% interest in the — ownership interest in the sellers’ — in the purchaser’s business, going forward. And again — so we’ll use the proceeds, basically, as part of the consideration for this transaction.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Okay. And on your second question, if you look at Level 3 historically, Level 3’s business has been — enterprise business has been stronger, with larger enterprises. We didn’t have or do not have as much scale with the lower end of enterprises. I think CenturyLink’s business is pretty much across the enterprise sector. So they have much more scale and critical mass in the smaller end of enterprises and also in the medium-size enterprises. So we see a good fit there, and I think that, in many cases, our ability to serve those customers in more places with more products and services, I think, is a big, big plus. We obviously don’t talk about revenue synergies. But I think that given the complementary nature of the customers, and then you add to that the benefit of just a much larger network footprint with the more comprehensive products and services portfolio, we should be able to increase our market share with those — with the enterprise market in general.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Any other questions?

Mark Stoutenberg

I think from an investors standpoint, one question that we’ve been getting is when are we going to go to market with merger financing?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Well, the — we’re going to wait — let the kind of the first quarter and get into the first quarter, but we’ll be opportunistic as we raise the funds. We’ve secured consents already to basically, on the change of control and [indiscernible] great covenants that Level 3 had in their debt. So basically, the obligation to potentially refinance that has fallen away. We have our credit facility committed to at this point as well as the Term Loan A portion of the financing that we’re doing. So basically that leaves us the Term Loan B and the bonds. And again, we’ll be opportunistic, really, in the, probably, the first half of next year as we get a little bit closer to closing and get a little bit better feel for when exactly we may close, we’ll work on the financing, but don’t expect to wait until the last minute to do the financing. We expect to get some of it out of the way on an opportunistic basis as permitted.

Mark Stoutenberg

Any other questions from the audience? Okay. I’ll ask one of you, Sunit, from a Level 3 perspective…

Sunit S. Patel

Chief Financial Officer and Executive Vice President

You have a question?

Unknown Analyst

Yes. Considering the share issuance with the merger pro forma, you’re going to have an annual dividend of about $2 billion that goes out the door. Have you guys thought about cutting that dividend and maybe using those proceeds for share buybacks or debt reduction.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So the dividend will be actually close to $2.4 billion on a pro forma basis. We — because of the synergies that we get and because of the growth that we expect to have in EBITDA, we don’t think it’s necessary to cut the dividends, so we really haven’t discussed cutting the dividend and diverting those proceeds to — potentially, to share repurchases.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes. And the dividend itself is a big capital return to shareholders on an ongoing basis. So wouldn’t see the need to do share buybacks on top of that. Also, I think, our key priority in the first few years is to keep working the debt-to-EBITDA down to our target of 3.0, and that’s really a big part of our focus.

Mark Stoutenberg

Next question? Okay. Another question we get, Sunit, is what about Level 3’s debt? Is it going to just stay as Level 3 debt and be refinanced over time through CenturyLink debt? Or are you going to refinance Level 3 as an entity itself?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

So in the short term, I think we’re planning on keeping the various pieces of debt that Level 3 has and CenturyLink has in place. Obviously, there’s a fair bit of acquisition financing to be done and that’s really our focus between now and closing. Over a longer period of time, I think, our interest is in simplifying the capital structure in a way that doesn’t hurt any of our debt orders as best as we can. So over the next few years, we’ll look to simplify the capital structure some. But in the short term, over the next year or 2, I think the debt that’s there will stay where it’s at.

Mark Stoutenberg

Anybody else from the audience? I’ll ask one last question then. Another question we’ve been getting is capital intensity for the combined company. Have you put any thought as to where that will be? And what would we spend on?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes. So I think on capital intensity, there are really 2 key points. One is a lot of our capital is success-based driven by business that we get from customers. So that will continue. Obviously, there’s some amount of maintenance CapEx. So in the short term, don’t view — I don’t see any change in the capital intensity in general, and I’ll come back to consumer in a second. And so that — we’ll maintain that. Obviously, integration capital is on top of that. We’ve talked about the integration expense, which is principally over 2 to 3 years and it will be both operating expense and capital. On the consumer business, our key area of focus is getting more and more households with high-speed bandwidth. The company serves about 20 million-plus households, and the key is getting a big end percentage of those households with speeds at over 40 MB or so, which would generally — is plentiful for most households. So that’s the other area of focus on the CapEx.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. I mean, we expect, on the consumer business, over the course of the next 2.5 to 3 years, to have — in our top 25 markets, to have 90% of the homes past have access to 40 MB or better and about 70% of homes past to have access to 100 MB or better. And basically, we’re doing that through a combination of the technology that makes sense — the most sense, fiber-to-the-home, in some cases, bonding in other cases, bonding, close vectoring as well.

Mark Stoutenberg

Okay. I want to thank everybody for attending and hope you find it informative.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant SecretaryThank you.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “expects,” “projects,” “plans,” “intends” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Level 3 plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and the filings that will be incorporated by reference in the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.